Exhibit 99.1
press release

ArcelorMittal announces publication of the 2019 statutory financial statements of ArcelorMittal parent company

7 April 2020, 17:15 CET

ArcelorMittal has published the statutory financial statements of ArcelorMittal parent company for the year ended 31 December 2019.

These financial statements have been filed with the electronic database of the Luxembourg Stock Exchange (www.bourse.lu) and are available on http://corporate.arcelormittal.com in the Corporate Library.